September 14, 2010

Mr. Jeff Jaramillo

Account Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Lime Energy Co.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-16265

Dear Mr. Jaramillo:

This letter is in response to your letter of August 31, 2010 in which you provided comments to the above referenced filing.  For ease of reference, we have repeated the Staff’s comments in italicized type prior to the responses.

Critical Accounting Policies and Estimates

Goodwill, page 27

1.     We note from your disclosure that you consider goodwill impairment a critical accounting estimates. Also, we note from your disclosure on page 27 that “another estimate using different, but still reasonable, assumptions could produce a significant different result.” To the extent that each of your reporting units has a fair value that is not substantially in excess of the carrying value as of the date of the last impairment test, please provide us with and revise future filings to disclose for each reporting unit the following:

•      The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•      The amount of goodwill allocated to the reporting unit;

•      A description of the methods and key assumptions used and how the key assumptions were determined;

•      A discussion of the degree of uncertainty associated with the key assumption. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•      A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

	Commercial &	Applied Energy
As of December 31, 2009	Industrial	Management

Estimated fair value of the reporting unit	$12,600	$12,000

Net book value of reporting unit	7,309	8,957

Surplus	5,291	3,043

Percentage of surplus to book value	42.0%	25.4%

Goodwill	6,769	11,858

The estimated fair value of our reporting units, which is derived from a discounted future cash flow model, was substantially in excess of net book value.

Goodwill is tested using a two-step process.  The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill (“net book value”).  If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.  If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any.  The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill.  If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit’s projected future annual cash flows and the present residual value of the reporting unit.  The Company uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit.  In addition, the Company believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors.  The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate.  If the Company’s estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

Future events that could result in an interim assessment of goodwill impairment and/or an impairment loss include, but are not limited to, (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of or use of the assets or the strategy for the Company’s overall business, (iii) significant negative industry or economic trends, and (iv) a significant decline in market capitalization below book value.

The cash flow projection we prepared for each reporting unit started with our 2010 budget.  In developing our 2010 budgets for each reporting unit we made certain assumptions about our ability to increase revenue by adding new customers.  These assumptions were based on both historical experience and our sales pipeline.  We then projected an additional ten years using a relatively conservative projected revenue growth rates when compared to historical growth rates.  Using our historical experience, we assumed that the addition of new customers would produce these assumed growth rates.  We then projected the after-tax cash flow for each reporting unit using a combination of historical expenses and variable expenses related to the incremental new revenue.  We used current market multiples to calculate residual value and used the weighted average cost of capital of the reporting unit for the discount rate.  The uncertainty inherent in our projections relates to the general economy as well as our ability to add new customers.  For both projections we assumed the economy would stabilize in the second quarter of 2010 and start to improve slightly in the second half of 2010.  We also assumed that our individual sales efforts would be successful in bringing in new customers to both reporting units.  A further deterioration of the economy and/or our failure to bring in new customers would negatively impact our assumptions.

To provide additional comfort regarding our conclusion that our goodwill was not impaired we compared the market value of our common stock to our net book value and found that the market value significantly exceeded our net book value.  This continues to be true today.

Our actual results through the first six months and expectations for the balance of 2010 leads us to believe that our projection assumptions continue to be reasonable.  We expect to earn between 65% and 70% of our revenue during the second half of 2010, and expect both reporting units to generate a profit during the period.  Furthermore, we expect both reporting units to be profitable in future years, which is why the goodwill associated with these reporting units is not impaired.

We acknowledge the description of information noted in the Staff’s comment letter as it relates to providing additional information for investors to allow them to assess the probability of a future material impairment charge for each reporting unit that is at risk of failing step one of our goodwill impairment analysis, and to the extent that each of the reporting units has a fair value that is not substantially in excess of the carrying value as of the date of the impairment test, will make such disclosures in future filings.

Liquidity and Capital Resources, page 38

2009 Compared to 2008, page 39

2.     We note your discussion of the sources and uses of cash from operating activities focuses the discussion on the use of two measures, “the cash consumed (or generated) by operating activities before changes in working capital and the cash consumed (or generated) from changes in working capital.” We note that these measures are not clearly defined in the document and do not give the investor an indication of the amounts from the statement of cash flows which you are combing and comparing. In future filings please revise this section to disclose the following:

•      Clearly define the two measures presented and explain how they reconcile to your statement of cash flows.

•      Consider revising the title of the second measure to better depict the nature of the measure, such as “the cash consumed (or generated) from changes in assets and liabilities”,

•      Provide a detailed explanation of the reasons your management believes these measures provide useful information and are meaningful to investors in understanding your sources and uses of cash from operating activities.

•      Provide us with a copy of your proposed disclosure.

Response:  The following is our proposed disclosure which reflects the Staff’s comments:

Operating Activities

Operating activities consumed $12.7 million during 2009 and $13.4 million during 2008.

Whether cash is consumed or generated by operating activities is a function of the profitability of our operations and changes in working capital.  To get a better understanding of cash sources and uses, management splits the cash used or provided by operating activities into two pieces: the cash consumed (or generated) by operating activities before changes in assets and liabilities; and the cash consumed (or generated) from changes in assets and liabilities.  By splitting the cash used or provided by operating activities this way our management believes investors get a better understanding of how much of our operating cash flow is the result of the Company’s current period cash earnings or loss and how much of our operating cash flow is due to changes in working capital.  These two measures are calculated as follows (in thousands):

	Year ended	Year ended
	December 31,	December 31,
	2009	2008

Net Loss	$(18,028)	$(13,035)

Provision for bad debt	304	128
Share based compensation	1,803	3,784
Preferred stock dividends	(1,499)	(288)
Depreciation and amortization	1,906	2,540
Amortization of deferred financing costs	313	3
Amortization of original issue discount	1,411	1,001
Issuance of warrants in exchange for services received	27	113
Beneficial value of change in conversion price of suborinated notes	938	—
PIK notes issued for interest	21	228
Accrued interest converted to common stock	204	250
Accrued interest converted to preferred stock	781	207
Loss on disposition of fixed assets	12	2
Trade name impairment	2,652	—
Imapirment on disposal of Energy Technology business	503	—
Deferred income tax benefit	(1,034)	—

Cash consumed by operating activities before changes in assets and liabilities	$(9,686)	$(5,067)

Changes in assets and liabilities, net of business acquisitions and dispositions:
Accounts receivable	$4,967	$(13,302)
Inventories	(224)	28
Costs and estimated earnings in excess of billings on uncompleted contracts	(1,454)	(2,286)
Prepaid expenses and other current assets	666	(542)
Accounts payable	(7,044)	7,054
Accrued liabilities	1,905	455
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,324)	800
Deferred revenue	(95)	(691)
Other current liabilities	(418)	107

Cash consumed from changes in assets and liabilities	$(3,021)	$(8,377)

The reconciliation to net cash used in operating activities as reported on our Consolidated Statement of Cash Flows is as follows (in thousands):

Cash consumed by operating activities before changes in assets and liabilities	$(9,686)	$(5,067)

Cash consumed from changes in assets and liabilities	(3,021)	(8,377)

Net cash used in operating activities	$(12,707)	$(13,444)

During 2009 the cash consumed by operating activities before changes in assets and liabilities was $9.7 million, a $4.6 or 91% increase over the $5.1 million consumed during 2008.  The increase was the result of higher cash SG&A expense during 2009 resulting from the inclusion of a full twelve months of expense from AEM, the costs related to the utility program management and FRR initiatives which were launched during 2009, higher wages due to headcount additions, and higher franchise tax expense, outside services and rents.  This was partially offset by an increase in our gross profit during 2009.  We anticipate that the cash SG&A expense will grow at a much lower rate than our revenue and gross profit during 2010 resulting in a significant improvement in the cash consumed by operating activities before changes in assets and liabilities.

Changes in assets and liabilities consumed $3.0 million during 2009, a decline of $5.4 million or 64% from the $8.4 million consumed during 2008.  This improvement was due to increased receivables turnover and a lower and flatter seasonal sales peak during 2009 than the one experienced during 2008.  We expect our working capital requirements to grow as our revenue continues to increase.  However, the utility program management and FRR initiatives are both expected to be less working capital intensive than our other existing businesses, therefore we expect that our working capital requirements will not grow as fast as our total revenue in future periods as these two initiatives begin to represent a larger portion of our overall revenue.

In future filings, we will:

•      make disclosures similar to those above to clearly define the two measures presented and explain how they reconcile to our statement of cash flows;

•      use the titles “cash consumed (or generated) by operating activities before changes in assets and liabilities” and “cash consumed (or generated) from changes in assets and liabilities” for the measures presented; and

•      provide a detailed explanation similar to that above of the reasons we believe these measures provide useful information and are meaningful to investors in understanding our sources and uses of casg from operating activities.

The Company hereby acknowledges that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (847) 437-1666 with any further questions regarding this matter.

Sincerely,

/s/ Jeffrey Mistarz
Jeffrey Mistarz
Chief Financial Officer &Treasurer